ACTUARIAL CONSENT AND OPINION

February 28, 2003


American Enterprise Life Insurance Company
829 AXP Financial Center
Minneapolis, Minnesota  55474

Ladies and Gentlemen:

This opinion is furnished in connection with the Post-Effective Amendment No. 4 (Amendment) by American Enterprise Life Insurance Company for the filing of the American Express Signature Variable Universal Life, a flexible premium variable life insurance policy ("the Policy"), File No. 333-84121, under the Securities Act of 1933. The prospectus and Statement of Additional Information included on Form N-6 in the Amendment describe the Policy.

I have reviewed the forms of the Policy and I have participated in the preparation and review of the Amendment and exhibits attached hereto. In my opinion, the illustrations of cash surrender values, policy values, death benefits and/or any other values included in the section of the prospectus entitled "Policy Illustrations," under the assumptions stated in that section, are consistent with the provisions of the Policy.

The rate structure of the Policy has not been designed, and the assumptions for the illustrations (including sex, age, rating classification, and premium amount and payment schedule) have not been selected, so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be materially more favorable than for any other prospective purchaser of the Policy with different assumptions. The illustrations are based on a commonly used rating classification and premium amounts and ages appropriate for the markets in which the Policy are sold.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement.

Very Truly Yours,


/s/ Mark Gorham
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    Mark Gorham, F.S.A., M.A.A.A.
    Vice President - Insurance Product Development